Exhibit 15.11

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statements of Elron Electronic Industries Ltd. on Form S-8 (File No. 333-111310) of our report dated February 25, 2004 on our audit of the financial statements of Pulsicom Israel Technologies Ltd. as of December 31, 2003 and 2002, and for the years then ended, which is included in the Elron Electronic Industries Ltd. annual report on Form 20-F for the year ended December 31, 2004.

/s/ Kesselman & Kesselman
Certified Public Accountants (Isr.)
A member of PricewaterhouseCoopers International Limited

Tel-Aviv, Israel July 12, 2005